Exhibit 99.2

Franco-Nevada Files Year-End Disclosure Documents

TORONTO, MARCH 20, 2013 — Franco-Nevada Corporation (NYSE: FNV)(TSX: FNV) announced that its Annual Information Form, Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012 have been filed with Canadian securities regulatory authorities.  Franco-Nevada has also filed its Form 40-F for the year ended December 31, 2012 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form  40-F).

Shareholders may also receive a copy of these documents without charge upon request to Franco-Nevada’s Investor Relations Department, Exchange Tower, 130 King Street West, Suite 740, P.O. Box 467, Toronto, Ontario, Canada M5X 1E4 or to info@franco-nevada.com.

Corporate Summary

Franco-Nevada is a gold focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com